Exhibit 99.1

Sundial Growers to Participate in the Benzinga Cannabis Capital Conference

CALGARY, AB, April 14, 2022 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") will be participating in the Benzinga Cannabis Capital Conference, which will take place on April 20 and April 21 at the Fontainebleau Miami Beach.

Zach George, Sundial's Chief Executive Officer, will be speaking at 11:50 a.m. ET on April 20, 2022. To watch the livestream of Mr. George's exclusive interview, please follow the link here.

Sundial will also be holding one-on-one investor meetings throughout the day.

To register and access, please follow this link.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL". Its business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis and Liquor Retail, and Investment Operations.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products. Sundial has acquired Alcanna Inc. and is now the largest private sector cannabis and liquor retailer in Canada.

Sundial's investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

Sundial is proudly Albertan, headquartered in Calgary, AB. For more information on Sundial, please go to www.sndlgroup.com.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2022/14/c3960.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:30e 14-APR-22